245 Summer Street

Fidelity® Investments

Boston, MA 02210

August 23, 2021

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Summer Street Trust (the trust): File Nos. 002-58542 and 811-02737

Fidelity Water Sustainability Fund

CIK: 0000225322

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Summer Street Trust (the trust): File Nos. 002-58542 and 811-02737 (the "Trust") hereby requests the withdrawal of post-effective amendment no. 196 to its registration statement filed under the Securities Act of 1933 and amendment no. 196 to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-1A.

The amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on 06/25/2021 (Accession No. 0001379491-21-002682) and were filed to add new classes Class A, Class M, Class C, Class I, and Class Z to Fidelity Water Sustainability Fund an existing fund in the Trust.

The Trust has not offered, and does not currently intend to offer in the near future, Class A, Class M, Class C, Class I, or Class Z shares of the Fund. If and when the Trust decides to offer additional shares of the Fund, it will file another post-effective amendment to its registration statement.

Very truly yours,

/s/Cynthia Lo Bessette

Cynthia Lo Bessette

Secretary of the Trust